Exhibit (a)(5)(H)

IN THE COURT OF CHANCERY OF THE STATE OF DELAWARE

IN RE COGENT, INC. SHAREHOLDER	)	CONSOLIDATED
LITIGATION	)	Civil Action No. 5780-VCP

OPINION

Submitted: October 1, 2010

Decided: October 5, 2010

Blake A. Bennett, Esquire, COOCH & TAYLOR, P.A., Wilmington, Delaware, Delaware Liaison Counsel for Plaintiffs; Shane Rowley, Esquire, Juan E. Monteverde, Esquire, FARUQI & FARUQI, LLP, New York, New York; Vahn Alexander, Esquire, FARUQI & FARUQI, LLP, Los Angeles, California, Plaintiffs’ Co-Lead Counsel; Michael Hanrahan, Esquire, Paul A. Fioravanti, Jr., Esquire, Kevin H. Davenport, Esquire, PRICKETT, JONES & ELLIOTT, P.A., Wilmington, Delaware, Plaintiffs’ Co-Lead Counsel; Marc A. Topaz, Esquire, Lee D. Rudy, Esquire, Michael C. Wagner, Esquire, James H. Miller, Esquire, Plaintiffs’ Co-Lead Counsel; Ryan M. Ernst, Esquire, CROSS & SIMON, LLC, Wilmington, Delaware, Delaware Liaison Counsel for Plaintiffs; Joseph Levi, Esquire, Shannon Hopkins, Esquire, LEVI & KORSINSKY, LLP, New York, New York, Plaintiffs’ Co-Lead Counsel

Donald J. Wolfe, Jr., Esquire, Matthew E. Fischer, Esquire, Dawn M. Jones, Esquire, Kerrianne M. Fay, Esquire, POTTER ANDERSON & CORROON LLP, Wilmington, Delaware; Erik J. Olson, Esquire, MORRISON & FOERSTER LLP, Palo Alto, California; Sean T. Prosser, Esquire, Kimberly S. Greer, Esquire, MORRISON & FOERSTER LLP, San Diego, California, Attorneys for Cogent, Inc., Ming Hsieh, John C. Bolger, John P. Stenbit, and Kenneth R. Thornton

Daniel A. Dreisbach, Esquire, John D. Hendershot, Esquire, Patrick W. Flavin, Esquire, RICHARDS, LAYTON & FINGER, P.A., Wilmington, Delaware; Howard S. Zelbo, Esquire, Meredith E. Kotler, Esquire, CLEARY GOTTLIEB STEEN & HAMILTON LLP, New York, New York, Attorneys for Defendants 3M Company and Ventura Acquisition Corporation

PARSONS, Vice Chancellor.

This matter involves a stockholder challenge to a two-step acquisition in which a third-party acquirer has agreed to commence a tender offer for the target corporation’s stock to be followed by a back-end merger at the same tender offer price.  Plaintiffs allege that the target’s board of directors breached its fiduciary duties by agreeing to recommend that its stockholders accept the acquirer’s tender offer of $10.50 per share, which Plaintiffs contend is an inadequate price and the result of an unfair sales process. Specifically, Plaintiffs assert that the target’s board impermissibly favored one bidder to the exclusion of another bidder which had expressed an interest, subject to certain contingencies, in acquiring the target for a price in the range of $11.00 to $12.00 per share.  Furthermore, Plaintiffs allege that the target’s board unreasonably agreed to a number of deal protections that had a preclusive, deterrent effect on any bidders who might have thought about making a higher offer.  Lastly, Plaintiffs allege that the Schedule 14D-9 filed by the target was materially misleading and contained material omissions.  Plaintiffs have moved for a preliminary injunction to halt the tender offer process until the alleged defects are addressed.

For the reasons stated herein, I deny the Plaintiffs’ motion.

I.                                         BACKGROUND

A.                                    The Parties

The target in this consolidated action(1) is Cogent, Inc. (the “Company” or “Target”), a Delaware corporation and leading provider of automated fingerprint identification systems and other fingerprint biometrics solutions to governments, law enforcement agencies, and other organizations worldwide.  Plaintiffs are two stockholders of the Company: ST Nevan US Limited and Bryce B. Bell.

On August 29, 2010, Cogent entered into an agreement and plan of merger (the “Merger Agreement”) with Defendants 3M Company and Ventura Acquisition Corporation (collectively “3M” or the “Acquirer”), which are both Delaware corporations. 3M is a recognized leader in research and development and makes a wide array of products, including Scotch Tape and Post-It Notes. Ventura is a wholly-owned subsidiary of 3M created for the purpose of effectuating the transaction.

There are also four individual Defendants. Defendant Ming Hsieh is the founder of the Company and its Chief Executive, President, and the Chairman of the Board of Directors.  Hsieh owns 38.88% of Cogent’s outstanding stock.  Defendants John C. Bolger, John P. Stenbit, and Kenneth R. Thornton have served on the Company’s Board

(1)                                  This action is the result of a consolidation of two separate actions: St. Nevan US Ltd. v. Cogent, Inc., C.A. No. 5780-VCP (Del. Ch. filed Sept. 1, 2010) and Bell v. Hsieh, C.A. No. 5784-VCN (Del. Ch. filed Sept. 1, 2010). St. Nevan US Ltd. v. Cogent, Inc., C.A. No. 5780-VCP, Docket Item (“D.I.”) 18 (order granting consolidation).

of Directors since 2004. Hsieh, Bolger, Stenbit, and Thornton are referred to herein as the “Individual Defendants” or, collectively, the “Board.”

B.                                    Facts

With the aid of financial advisors Credit Suisse Securities (USA) LLC (“Credit Suisse”) and, later, Goldman Sachs & Co. (“Goldman”), Cogent’s Board has been exploring strategic opportunities for the Company for more than two years.(2) Since 2008, Cogent, through its financial advisors, has reached out to twenty-seven potential counter-parties. Furthermore, the Company has entered into nondisclosure agreements with five such counter-parties, three of which have been provided due diligence.

The financial crisis engendered by events such as the collapse of Lehman Brothers in September 2008 and the ensuing volatility in stock prices made it difficult to value companies. As such, Cogent found it difficult to attract firm offers from the latter part of 2008 into 2009. Cogent received expressions of interest from or held discussions with a number of parties between 2008 and 2010.  By the summer of 2010, however, the potential list of suitors had been narrowed to 3M and three others, Companies B, C, and D.

(2)                                  Defs.’ Ans. Br. (“DAB”) 5. Similarly, Plaintiffs’ Opening and Reply Briefs are referred to as “POB” and “PRB,” respectively.  For the most part, the facts relevant to this controversy are not in dispute and are amply supported by documentation and other evidence submitted with and cited in the parties’ briefs. To the extent a fact might be in dispute, I have provided appropriate citations to the record; otherwise, they have been omitted for the sake of brevity.

Early in the process, Company C dropped out of contention.  On July 2, 2010, Company B presented Cogent with a preliminary nonbinding indication of interest for a purchase at a price of between $10.00 and $10.50 per share. On July 30, 2010, however, after completing its due diligence, Company B informed Cogent that it could not justify paying a price even at the lower end of that range. That left just 3M and Company D to bid for Cogent.

Both 3M and Company D had been discussing a transaction with Cogent at various levels for a significant period of time. 3M and the Company initially discussed the subject of a possible transaction in 2008, though talks broke down after the failure of Lehman Brothers. On October 1, 2009, however, 3M contacted Cogent’s Chief Financial Officer, Paul Kim, to express renewed interest. Over the next several months, the two parties talked but 3M did not make any firm offer.  During the same time period, Company D and Cogent intermittently discussed a potential deal.

In 2009, Cogent hired Goldman (because of its strength in the Asian market) specifically for the purpose of engaging with Company D. Thereafter, Cogent met with representatives of Company D in mid-2009, but Company D informed Cogent that it was not interested in a transaction.  The parties met again in early 2010, but in February Company D again suspended discussions, citing a change in management as the reason.

Talks with 3M and Company D became more serious after 3M began an active bidding process in the summer of 2010. On July 2, 3M submitted a written nonbinding proposal to acquire Cogent for $10.50 per share in cash, with no financing contingency to the closing.  But, 3M did make its offer contingent on “entering into retention arrangements with key employees, including Mr. Hsieh.”(3) On July 6, the Board held a special telephonic meeting to discuss 3M’s offer, among other matters, and determined that the price of $10.50 per share “must be improved.”(4) Cogent’s Board also rejected 3M’s request to enter into exclusive talks based on its offer.

On July 29, Company D informed Hsieh that it would be submitting a nonbinding letter of intent to acquire Cogent. Then, on August 6, Cogent granted Company D access to the Company’s electronic data room. Therefore, between August 6 and August 29, when the Merger Agreement with 3M ultimately was signed, 3M and Company D had equal access to the same information.

3M made a new written proposal to acquire Cogent at a price of $10.50 per share on August 11, 2010, which included a marked up draft of a merger agreement and a draft of a voting and tender agreement with Hsieh. The proposal provided for a termination fee of $30 million. As before, 3M sought exclusive talks but the Cogent Board again rebuffed this demand.  The next day, August 12, Goldman informed Company D that Cogent had received a definitive proposal from 3M.

The Cogent Board met on August 15 to discuss negotiations with 3M and determined that “the price, termination fee methodology (3% of equity value) and

(3)                                  POB 8.

(4)                                  Aff. of Blake A. Bennett (“Bennett Aff.”) Ex. 15, Cogent Board Meeting Minutes (July 6, 2010).

portions of the proposed voting and tender agreement were not acceptable.”(5) The Board also directed its financial advisor to get “greater clarity around the contemplated terms of employment arrangements with certain employees.”(6)

On August 17, Company D submitted a preliminary nonbinding indication of interest in acquiring Cogent for between $11.00 and $12.00 per share, with no financing condition and a preliminary list of material issues relating to the draft merger agreement. Company D’s submission, however, was subject to various contingencies, including the completion of satisfactory due diligence.(7) This expression of intent also lacked a definite timeline, as well as a marked up merger agreement. Still, Company D’s letter stated that:

A strategic combination of our businesses is a top priority within our organization and has the full support of our highest-ranking executives, including our CEO. As such, we are prepared to commit the necessary resources and work expeditiously toward the announcement of the Transaction.(8)

At this point, Cogent sought to increase the level of its engagement with Company D. For example, an Executive Vice President and member of Company D’s board of directors was scheduled to be in Southern California the week of August 18.

(5)                                  Bennett Aff. Ex. 17, Cogent Board Meeting Minutes (Aug. 15, 2010).

(6)                                  Id.

(7)                                  Bennett Aff. Ex. 18, Letter from Company D (Aug. 17, 2010), at 2.

(8)                                  Id.

Cogent called him in an attempt to set up a meeting to discuss Company D’s overture, but its call was never returned.(9)

Credit Suisse relayed the news of Company D’s higher offer to 3M on August 18. On August 19, 3M sent a letter to the Board stating that it would formally withdraw its offer at 5 p.m. on August 20, 2010. In determining how to respond, the Cogent Board reviewed Company D’s offer and discussed the merits and risks associated with it. The Board concluded that the risks associated with closing on such a transaction, including Company D’s need to complete due diligence and the antitrust and regulatory issues related to Company D’s status as Cogent’s competitor, were greater than with the 3M offer.(10)  Furthermore, the Board weighed the stop and start nature of the talks with Company D and judged the 3M offer to be less risky. After discussing the risk that 3M would withdraw its offer, the Board decided to negotiate a merger agreement with 3M based on a price of $10.50 per share, but instructed its management to continue to provide Company D with information.(11)

On August 30, Cogent announced that it had agreed to be acquired by 3M for $10.50 per share.  The Merger Agreement, as negotiated between the parties, includes several deal protection provisions.  First, it gives 3M five days to match any Superior

(9)                                  Bennett Aff. Ex. 7, Hsieh Dep., at 80-81.

(10)                            Bennett Aff. Ex. 33, Bolger Dep. at 82-84.

(11)                            Bennett Aff. Ex. 20, Cogent Board Meeting Minutes (Aug. 20, 2010).

Proposal.(12) Second, the Merger Agreement includes a no-shop provision with a fiduciary out clause. Essentially, this provision precludes Cogent from sharing information with other bidders unless the Board determines that its fiduciary duties require it to do so (which likely would be true if a Superior Proposal emerged).(13)  Third, it contains a termination fee of $28.3 million, which represents approximately 3% of the Company’s equity value.(14) Fourth, the Merger Agreement contains a top-up option. This provision would allow 3M to purchase up to approximately 139 million shares, consisting of all of Cogent’s treasury stock and authorized but unissued stock, at the tender offer price of $10.50 per share.  3M, at its discretion could pay for any stock purchased under this provision either in cash or with a promissory note due in one year.(15)

There were also two other related agreements executed in conjunction with the Merger Agreement. In one, 3M entered into retention agreements with a number of key Cogent executives, including Hsieh. If the transaction were to close, Hsieh would receive a retention bonus of $153,000.  In the other, 3M entered into a Voting and Tender

(12)                            Bennett Aff. Ex. 30, Merger Agreement, § 6.8(d).  Terms in initial capitals are defined terms in the Merger Agreement and have the meanings specified therein.

(13)                            Merger Agreement § 6.8(a)-(c).

(14)                            The market value of equity under the Merger Agreement is $943 million.  3M originally proposed a break-up fee of $30 million, but Cogent negotiated that number down to $28.3 million or 3.00% of equity value.  Plaintiffs emphasize that, because the Company has $513 million of cash on its books and no material debt, the enterprise value is only $430 million.  Thus, the termination fee represents 6.58% of the Company’s enterprise value.

(15)                            Merger Agreement § 1.8.

Agreement (“V&T Agreement”) with Hsieh, Cogent’s largest stockholder, under which Hsieh agreed to (1) tender his 38.88% of Cogent’s shares in the tender offer, (2) vote his shares in favor of the merger, or (3) allow 3M to purchase all of his shares for $10.50 per share.  Hsieh’s obligations under this agreement, however, terminate if the Board withdraws its favorable recommendation or supports a Superior Proposal.(16)

As part of the Merger Agreement, the Cogent Board was required to file a Schedule 14D-9 (the “Recommendation Statement”) recommending that Cogent’s stockholders accept 3M’s proposal, which it did.(17)  The Recommendation Statement included a wide range of information relating to why the Board believed that accepting 3M’s offer was in its stockholders’ best interests.  The Recommendation Statement contains several pages describing the sales process that ultimately led to the deal with 3M. It also describes the financial information that Credit Suisse relied upon in rendering its fairness opinion. The financial data provided included free cash flow estimates for the Company, various costs of capital used to discount the cash flows, the multiples at which various companies within the same industry were valued, and the multiples at which mergers and acquisitions within the Company’s industry were completed.(18)

This litigation commenced on September 1, 2010. 3M began its tender offer on September 10. The tender offer is scheduled to expire on October 7, 2010.

(16)                            Aff. of Kerrianne M. Fay (“Fay Aff.”) Ex. 3, Voting and Tender Agreement, § 9.

(17)                            Merger Agreement § 1.2(b).

(18)                            See generally Bennett Aff. Ex. 3, Recommendation Statement, at 20-24.

C.            Procedural History

Plaintiffs filed their Complaint on September 1, 2010 asserting three counts on behalf of all of Cogent’s stockholders.  Count I accuses the Individual Defendants of breaching their fiduciary duties of loyalty, candor, and good faith owed to the class, thereby unfairly depriving them of the true value of their Cogent investment. In Count II, Plaintiffs allege that the Individual Defendants breached their fiduciary duty to disclose all material information regarding the Proposed Transaction by making materially inadequate disclosures in the Recommendation Statement. In Count III, Plaintiffs assert that 3M and Cogent aided and abetted the Individual Defendants’ breaches of their fiduciary duties.

By way of relief, Plaintiffs ask the Court to certify the Class and to enjoin the Defendants, preliminarily and permanently, from consummating the tender offer. They further seek rescission of the tender offer, to the extent it has been implemented, and rescissory damages. The Complaint also seeks an accounting for all damages suffered by the Class as well as for all profits and special benefits obtained as a result of Defendants’ breaches of their fiduciary duties.  Finally, Plaintiffs request reimbursement for their costs and disbursements associated with this action, including reasonable attorneys’ and experts’ fees.

On September 3, 2010, Plaintiffs moved for expedited proceedings and for a preliminary injunction preventing Defendants from consummating the Proposed Transaction. I granted expedited treatment, and the parties now have briefed and argued

Plaintiffs’ motion for a preliminary injunction. This Opinion reflects my ruling on that motion.

D.            Parties’ Contentions

Plaintiffs make a number of claims, including that the Individual Defendants have breached their fiduciary duties and that both 3M and Cogent aided and abetted those breaches. Essentially, Plaintiffs’ allegations can be broken up into three broad claims: (1) that the purchase price received was too low as a result of an inadequate and unfair sales process; (2) that the Merger Agreement contains a number of preclusive deal protection devices and related agreements that made it extremely unlikely that another party would submit a Superior Proposal; and (3) that the Recommendation Statement contains inadequate disclosures based on several material omissions.

II.            ANALYSIS

A.            Standard for a Preliminary Injunction

Plaintiffs seek to preliminarily enjoin the proposed 3M tender offer. To succeed in that effort, they must demonstrate: (1) a reasonable probability of success on the merits; (2) that they will suffer irreparable injury if an injunction does not issue; and (3) that the balance of the equities favors the issuance of the injunction.(19)

B.            Likelihood of Success on the Merits

When the Cogent Board decided to explore with strategic partners the possibility of a change of control transaction, its fiduciary duties required it to pursue the best

(19)                            Revlon v. MacAndrews & Forbes Hldgs., Inc., 506 A.2d 173, 179 (Del. 1986).

transaction reasonably available.(20) Our case law makes clear that there is no single path that a board must follow in order to reach the required destination of maximizing stockholder value.(21) Rather, directors must follow a path of reasonableness which leads toward that end.(22) Importantly, a board’s actions are not reviewed upon the basis of price alone.(23)  In reviewing a board’s actions in a Revlon context, a judge must (1) make a determination as to whether the information relied upon in the decision-making process was adequate and (2) examine the reasonableness of the directors’ decision viewed from the point in time during which the directors acted.(24) The directors have the burden of proving they were adequately informed and acted reasonably.(25)

1.             Revlon challenge

a.             The sale process undertaken by the Board

Plaintiffs disparage the $10.50 per share offer from 3M as unfair and the result of an inadequate process. In support of this proposition, Plaintiffs make a number of points. First, they claim that Cogent reached out only to a limited number of potential strategic

(20)                            Id. at 184; Paramount Commc’ns Inc. v. QVC Network Inc., 637 A.2d 34, 44 (Del. 1994).

(21)                            Barkan v. Amsted Indus., Inc., 567 A.2d 1279, 1286 (Del. 1989).

(22)                            QVC, 637 A.2d at 45.

(23)                            In re J.P. Stevens & Co. S’holders Litig., 542 A.2d 770, 781-82 n.6 (Del. Ch. 1988).

(24)                            QVC, 637 A.2d at 45.

(25)                            In re Dollar Thrifty S’holder Litig., 2010 WL 3503471, at *18 (Del. Ch. Sept. 8, 2010) (citing QVC, 637 A.2d at 45).

bidders, implying that a more robust auction process should have been conducted. Second, Plaintiffs allege that the Board improperly delegated all negotiations and decisions regarding a strategic transaction to Hsieh, who they allege was biased towards concluding a transaction with 3M and merely “rubber-stamped management’s decisions.”(26)  Third, Plaintiffs cite various communications between Credit Suisse and the Company as demonstrating that the Board was impermissibly biased toward a deal with 3M.

Plaintiffs contend that the process followed by the Board falls short of the requirement that they act in a reasonable and informed manner to obtain the highest value available to stockholders. I find, however, that Plaintiffs are unlikely to succeed on the merits of this argument because the Board followed a reasonable course of action. I base this conclusion on at least the following four reasons.

First, the Board hired two investment banking firms specifically for the purpose of drumming up potential suitors for Cogent and facilitating discussions on its behalf. While Plaintiffs deride the Board’s search as limited, it is undisputed that the Board identified and engaged in communications with numerous potential strategic partners. Cogent and the Individual Defendants, through their agents, contacted twenty-seven potential suitors, entered nondisclosure agreements with five parties, and granted due diligence privileges to three of them.  Based on the evidence presented, I am not

(26)         POB 7.

convinced that Plaintiffs are likely to succeed in proving that this aspect of Cogent’s process was materially flawed.

Second, Cogent thoroughly pursued a possible transaction and its persistence in doing so is significant: the Board engaged in various levels of discussions with strategic acquirers and reengaged with potential suitors on multiple occasions.  Plaintiffs argue that Cogent’s Board prematurely ended the auction process in August 2010 by rapidly coming to terms with 3M, short-circuiting the auction process.  This contention is unpersuasive, however. The Proposed Transaction with 3M represents the culmination of a careful process. Company D and other interested parties had more than ample time to contact and engage with the Cogent Board. Given that at least one other party discussed an offer at a competitive price level in July 2010 only to walk away shortly thereafter, citing due diligence concerns, Plaintiffs will have a difficult time proving that it was unreasonable for the Board to act decisively to preserve the one definite offer it had on the table.

Third, the record does not support Plaintiffs’ argument that the Board was biased in favor of 3M.  It is uncontested that three of the four Cogent directors were both disinterested and independent. Nevertheless, Plaintiffs argue that the negotiation process was delegated to Hsieh and that he was biased in favor of completing a deal with 3M. To buttress their contention of bias, Plaintiffs rely on Hsieh’s retention bonus of $153,000.  This argument is spurious.  Indeed, Hsieh’s interests appear to be closely aligned with those of the stockholders as a whole. Moreover, his retention bonus is less than 1% of the additional money Hsieh would stand to make if Company D were to succeed in buying Cogent even at the low end ($11.00) of its tentative offer. In addition, rather than being “supine,” the Board was actively engaged throughout the sale process, hiring investment bankers to seek out bidders, discussing offers as they were made, and seeking to extract a higher price from the bidders that were involved.

Plaintiffs also selectively quote from Credit Suisse documents to create the impression that the Board favored a deal with 3M. When viewed in the proper context, however, I find it more likely that the documents have the innocuous meaning attached to them by Defendants. The first disputed item consists of a set of talking points prepared for a meeting between Hsieh and the CEO of 3M, George Buckley. At one point, the document states that “[t]he overall goal of the conversation is to have 3M feel . . . that [Hsieh] and [his] management team prefer 3M.”(27)  In the context of a thorough sale process, this notation is harmless.  In May of 2010, when the document was created, Cogent had yet to receive a firm offer from anyone but had come to the conclusion that its future was brighter being acquired than remaining as a standalone company. Accordingly, it is difficult to infer something untoward in Cogent expressing heightened interest in doing a friendly transaction with 3M.  Rather than being motivated by self interest, it appears the Board sought to help attract a firm offer to benefit Cogent’s stockholders.

Plaintiffs also rely on another quote that is taken from an e-mail from a Credit Suisse banker to Kim at Cogent.  This document mentions an effort to maintain the

(27)         Bennett Aff. Ex. 13, Hsieh Talking Points, at COG0013125.

“appearance of competition.”(28)  This language proves nothing when viewed in the competitive context of an auction: a bidder will have no incentive to make a higher bid if it knows it is the last party remaining. Rather than reflecting an impermissible favoritism toward 3M, I find it more likely that this quote actually referred to Cogent’s effort to make 3M believe that there were other serious bidders so that 3M would increase its offer price.  Therefore, I find Plaintiffs’ argument that the Board improperly favored 3M unconvincing and unlikely to succeed at trial

And fourth, Plaintiffs’ argument that Company D had no time to conduct due diligence is unconvincing. Company D had been in discussions with Cogent for more than a year and only recently had begun to take more serious steps. Cogent’s Board also has put forward unrefuted evidence that it made substantial efforts to engage with Company D. Far from favoring 3M over Company D, the Cogent Board hired Goldman in 2009 for the specific purpose of reaching out to Company D.  Moreover, Cogent’s Board rejected exclusive talks with 3M for almost two months after 3M made its first offer of $10.50 per share. Furthermore, Cogent, via Goldman, consistently attempted to get Company D to speed up its pace by alerting them to the serious level of 3M’s interest. Cogent also provided Company D with equal access to its data room between August 6 and August 29, when the Company entered into the Merger Agreement with 3M. Cogent even made an attempt to reach out to Company D regarding the outstanding antitrust and

(28)         Bennett Aff. Ex. 2, Email from Credit Suisse to Paul Kim (July 30, 2010), at COG0018767.

contingency concerns but was unable to make any progress.(29)  Lastly, the Company attempted to set up a meeting with a Company D vice chairman scheduled to be in Southern California shortly after Company D announced its offer, but Cogent’s phone calls were never returned.(30) Given all of the attempts by Cogent’s Board to reach out to Company D and Company D’s lukewarm response, it was reasonable for the Board to conclude that the lack of a firm offer from Company D in conjunction with the risk associated with its completion of due diligence represented a risk of a magnitude serious enough to justify taking the somewhat lower, but firm offer from 3M.(31)  Hence, it is unlikely that Plaintiffs will succeed on their claim that the process followed by the Cogent Board was unreasonable.

b.             The price of 3M’s offer

Plaintiffs also have not shown any basis to question the reasonableness of the Board’s determination that $10.50 per share was a fair price.(32) Within the context of a

(29)                            Aff. of John C. Bolger (“Bolger Aff.”) at ¶ 13.

(30)                            Hsieh Dep. at 80-81.

(31)                            The only evidence Plaintiffs rely on to support a finding that Company D’s interest should have been taken more seriously is the August 17, 2010, letter from Company D and its alleged statement that it wanted to meet with top executives of Cogent.  When weighed against its general lack of responsiveness to Cogent’s request that it accelerate its process, I find it unlikely that Plaintiffs will succeed in proving that Company D’s expression of interest deserved more consideration.

(32)                            The little evidence Plaintiffs proffered in support of their argument that the market found the price to be unreasonably low is not likely to support an ultimate finding to that effect.  For instance, they rely on one equity research analyst, Dylan Cathers of S&P, who stated that the price was a “bit low.”  Such evidence is hardly persuasive.

voluntary tender offer, inadequacy of price alone is not a proper basis for a preliminary injunction.(33)  Moreover, the Board’s decision to recommend that stockholders tender their shares was well supported by the financial information supplied by Credit Suisse: $10.50 per share was above the high end of ranges generated in both their Selected Companies Analysis and the Selected Transaction Analysis, and was also above the mid-point range for the DCF Analysis. Further, as the Credit Suisse fee was pegged to the size of any resulting transaction, it had an incentive to seek the highest price possible to maximize its potential fee.  There is no reasonable basis to infer any impermissible preference on their part for 3M’s offer over Company D’s expression of interest at a higher price. In their attempt to rebut the analysis of Credit Suisse, Plaintiffs also present their own valuation expert who opines that $10.50 per share is not fair. But, because a quasi-appraisal process is inappropriate at this point, even a vigorous disagreement between two financial experts will not support a preliminary injunction.(34)

(33)                            See Pfeffer v. Redstone, 965 A.2d 676, 684 (Del. 2009) (“[I]n the absence of coercion or disclosure violations, the adequacy of the price in a voluntary tender offer cannot be an issue.”) (citing Solomon v. Pathe Commc’ns Corp., 672 A.2d 35, 39-40 (Del. 1996)); see also In re Lear Corp. S’holder Litig., 926 A.2d 94, 118-19 (Del. Ch. 2007).

(34)                            See, e.g., Lear, 926 A.2d at 122 (positing that a motion for a preliminary injunction regarding an upcoming merger, as opposed to an appraisal proceeding, was an inappropriate juncture to issue an opinion as to the value of the seller’s shares); Yanow v. Scientific Leasing, Inc., 1988 WL 8772, at *5 (Del. Ch. Feb. 5, 1988) (denying motion for preliminary injunction and noting that plaintiffs failed to establish a likelihood of success on the merits where, inter alia, their argument that the proposed acquisition price was unfair was based upon an expert affidavit that had been vigorously challenged by a counter-affidavit from defendant’s valuation expert).

Plaintiffs’ strongest ground for attacking the fairness of the price is the potential for a higher offer from Company D of $11.00 to $12.00 per share. If both 3M’s offer and Company D’s offer were identical in all other respects, it would be difficult for Cogent’s Board, consistent with its Revlon duties, to justify taking the lower offer. That, however, is not the situation here. Rather, Cogent’s Board was presented with a firm offer with little contingency risk from 3M, on the one hand, and a nonbinding expression of an intent by Company D, on the other, to make an offer contingent on the completion of its due diligence.

In considering whether to accept a bid from a purchaser, a seller’s board is entitled to take into consideration factors other than just the price offered.(35) In Lear, for example, the Lear board determined that Carl Icahn’s offer of $36 per share was reasonable. Vice Chancellor Strine found that in making that decision Lear’s board properly considered factors other than the price, including that Lear had eliminated its poison pill, the attention-drawing effect that Icahn’s status would have on a potential auction process of the company, and the length of time Lear had been perceived as being for sale without another buyer making a firm offer.(36) The court reasoned that because pursuing a formal

(35)                            See Lear, 926 A.2d at 118-19.

(36)                            See id. (explaining that the Lear board was entitled to take into account these factors “in designing its approach to value maximization”).

auction presented a risk of losing Icahn’s bid, Lear’s board reasonably could consider this risk in assessing the fairness of the price offered.(37)

Here, I similarly find that the Cogent Board acted reasonably when it effectively discounted Company D’s offer based on, among other things, the risk that Company D would not make a firm offer. The Board could, and did, consider the long length of time Cogent was perceived as being for sale without having received a firm purchase offer besides 3M’s, the perception that Company D was dragging its feet, Company D’s history of start-stop negotiations, the risk that Company D, like an earlier suitor, would withdraw its offer upon completing due diligence, and the risk of losing 3M’s bid. Moreover, the perceived risk that Company D would not make a firm offer increased once Cogent’s investment banker advised Company D that 3M had made a firm offer and Company D failed to respond to Cogent’s request for an expeditious response.(38) Thus, after being fully informed as to the benefits and risks associated with each of its two potential suitors, Cogent’s Board reasonably could conclude that the greater certainty associated with 3M’s bid outweighed the risk of waiting for a potentially higher offer from Company D that might never materialize.

(37)                            See id. at 119.

(38)                            See id. (noting that the Lear board’s concern about losing Icahn’s bid was strengthened when, after Icahn’s deepened position in the seller was made public, the only other potential bidder, Cerberus, “never signaled a hunger for Lear or a price at which it would be willing to deal”).

2.                                      Did the Merger Agreement contain defensive deal protections that effectively precluded a Superior Proposal?

Plaintiffs argue that a number of provisions contained in the Merger Agreement are defensive in nature and so preclusive that a Superior Proposal is unlikely to emerge. To assess the validity of provisions in a merger agreement that are arguably preclusive, it is necessary to make a judicial determination as to whether each provision, on its own and in combination with all others, sets forth a reasonable approach for obtaining the highest value for stockholders.(39) That is, I must review the provisions to ensure that they are reasonable and do not preclude a higher bid from being successful.

a.                                       No-shop and matching rights provisions

The first two items challenged by Plaintiffs are the no-shop provision and the matching rights provision, both of which are included in § 6.8 of the Merger Agreement. The no-shop provision, according to Plaintiffs, impermissibly restricts the ability of the Board to consider any offers other than 3M’s. It also prohibits Cogent from providing nonpublic information to any prospective bidder.  Similarly, Plaintiffs object to the matching rights provided for in the Merger Agreement, under which 3M has five days to match or exceed any offer the Board deems to be a Superior Proposal. Plaintiffs argue that these two provisions, taken together, give potential buyers little incentive to engage with the Cogent Board because they tilt the playing field heavily towards 3M.  As a

(39)                            See Revlon, 506 A.2d at 182, 184 n.16.

result, according to Plaintiffs, prospective bidders would not incur the costs involved with compiling such a Superior Proposal because their chance of success would be too low.

After reviewing the arguments and relevant case law, I conclude Plaintiffs are not likely to succeed in showing that the no-shop and matching rights provisions are unreasonable either separately or in combination.(40)  Potential suitors often have a legitimate concern that they are being used merely to draw others into a bidding war. Therefore, in an effort to entice an acquirer to make a strong offer, it is reasonable for a seller to provide a buyer some level of assurance that he will be given adequate opportunity to buy the seller, even if a higher bid later emerges.

While it is true that the no-shop provision with 3M caused Cogent to rescind Company’s D data room access, this is mitigated by the reasonable fiduciary out clause in the Merger Agreement.  Section 6.8(b) of the Merger Agreement allows the Board to engage with any bidder who makes an offer that the Board determines in good faith “would reasonably be expected to result in or lead to, a Superior Proposal.” Cogent’s Board retained the ability to engage with any bidder who, for example, makes a definitively higher bid with no contingency risk or makes a proposal that is subject to a limited set of issues being resolved that can only be finalized through talks with the Board or management. Hence, Plaintiffs have not shown that Company D or any other

(40)                            In re Dollar Thrifty S’holder Litig., 2010 WL 3503471, at *31 (Del. Ch. Sept. 8, 2010) (refusing to enjoin a strategic deal with matching rights and no-shop provision because these deal provisions were neither preclusive nor unreasonable); In re Toys “R” Us, Inc., S’holder Litig., 877 A.2d 975 (Del. Ch. 2005) (declining to enjoin merger with no-shop provision and temporally limited match rights).

bidder was precluded by the challenged provisions from successfully making a higher offer. Thus, they have not demonstrated a likelihood of success on the merits of their objections to either the no-shop or matching rights provisions.

b.                                       Termination Fee

Plaintiffs also take issue with the size of the $28.3 million Termination Fee. In the circumstances of this case, the Termination Fee represents 3% of equity value but 6.6% of enterprise value.(41) While Plaintiffs implicitly acknowledge that a termination fee of 3% of the appropriate metric would be acceptable under this Court’s precedent, they argue that the enterprise value, and not the equity value, is the proper metric against which to measure the reasonableness of the Termination Fee.(42) Plaintiffs agree that the equity value of Cogent was $943 million, but note that its enterprise value was only $430 million because of the Company’s large net cash position. They argue that any acquirer will be able to use the cash on Cogent’s balance sheet to defray the effective cost of its bid and, therefore, would need only to kick in $430 million of “new” money.(43) Therefore, Plaintiffs contend that $430 million plus the $28.3 million Termination Fee is

(41)                            “Equity value” is defined as the cost necessary to purchase the equity of Cogent in the market. “Enterprise value” is defined as the equity value, plus the value of debt, minus the cash on the company’s balance sheet.  Bennett Aff. Ex. 37, Houlihan Lokey 2009 Transaction Termination Fee Study (June 2010), at 3.

(42)                            POB 34.

(43)                            Plaintiffs also rely on a presentation given by 3M executives at the Morgan Stanley Global Industrials Conference which states that the net purchase price of Cogent would be $430 million. Bennett Aff. Ex. 5, Global Industrials Conference Presentation, at 99.1-2.

the minimum amount of cash that a potential acquirer would have to put in play for Cogent, not $943 million.  Plaintiffs further assert that a termination fee representing 6.6% of enterprise value is unreasonably high.

A termination fee of 3% is generally reasonable.(44) In fact, Plaintiffs effectively concede that point by focusing their effort on establishing that enterprise value is the correct metric to use here. Ultimately, I conclude that it was not unreasonable for the Board to assent to a Termination Fee of 3% of the equity or transaction value in this case. Termination fees are not unusual in corporate sale or merger contexts,(45) and, as Plaintiffs recognize, the reasonableness of such a fee “depends on the particular facts surrounding the transaction.”(46)  Nothing in the record suggests that the Termination Fee here has deterred or will deter any buyer. Indeed, although a buyer would have to pay at least 35 cents more per share to cover the Termination Fee, Company D had expressed an intent to consider making an offer of $11.00 to $12.00—50 cents or more higher that 3M’s offer. In addition, numerous Delaware cases have found reasonable termination fees of 3% or more of the equity or transaction value of a deal.(47)

(44)                            Dollar Thrifty, 2010 WL 3503471, at *30; In re Topps Co. S’holders Litig., 926 A.2d 58, 86 (Del. Ch. 2007) (finding 4.3% termination fee not “likely to have deterred a [higher] bidder.”).

(45)                            Kysor Indus. Corp. v. Margaux, Inc., 674 A.2d 889, 897 (Del. Ch. 1996).

(46)                            POB 33.

(47)                            See, e.g., In Re Toys “R” Us, Inc., S’holder Litig., 877 A.2d 975, 1015-21 (Del. Ch. 2005) (approving a 3.75% of equity value fee); In re MONY Gp. Inc., 852 A.2d 9, 24 (Del. Ch. 2004) (approving a 3.3% fee); McMillan v. Intercargo Corp., 768 A.2d 492, 505-06 (Del. Ch. 2000) (approving a 3.5% fee).

In support of their argument for using enterprise value, Plaintiffs rely on two cases: In re Lear Corp. Shareholder Litigation(48) and In re Dollar Thrifty Shareholders Litigation.(49) These cases, however, provide little support for Plaintiffs’ position. To the contrary, they support a finding that the Termination Fee here is reasonable.

Lear involved a leveraged buyout in which the buyer not only had to “pay for the [target] company’s equity,” but it also had to “refinance all of its debt.”(50) In that case, Vice Chancellor Strine found that a termination fee amounting to 3.5% of the equity value and 2.4% of the enterprise value was “hardly of the magnitude that should deter a serious rival bidder.”(51)  The court observed that enterprise value was “arguably more important” than equity value in that situation because of the significant amount of the target’s debt that had to be accounted for. The court did not hold that enterprise value should replace equity value as the proper metric, but only that it might sometimes (within the context of a highly leveraged transaction, for example) be appropriate.  Here, however, the facts are quite different in that Cogent essentially has no debt. Moreover, there is no dispute that in this case 3M is purchasing $943 million worth of assets. The fact that a sizeable part of those assets are especially liquid, like cash, does not change the

(48)                            926 A.2d 94 (Del. Ch. 2007).

(49)                            2010 WL 3503471 (Del. Ch. Sept. 8, 2010).

(50)                            Lear, 926 A.2d at 120.

(51)                            Id.

fact that a buyer still must come up with the cash to purchase it, even if the buyer may be able to obtain very favorable financing (by using the cash of the target as security).

Plaintiffs’ other case, Dollar Thrifty, also seems to support Defendants’ argument. In the acquisition at issue there, the Dollar Thrifty stockholders were to be paid a special dividend of $200 million out of the target’s treasury upon the closing of the merger. In challenging the transaction, the stockholders argued that the $200 million special dividend should be excluded when calculating the break-up fee percentage, which would have increased the percentage of the fee in relation to the transaction. Vice Chancellor Strine, however, rejected that argument and concluded that cash on the books of a seller should be included for purposes of calculating the break-up fee because even the cash component “must be matched in any topping bid.”(52)

The facts in Dollar Thrifty regarding termination fees are quite similar to those present here.  Plaintiffs argue that cash on Cogent’s books should be excluded for purposes of calculating the Termination Fee percentage because an acquirer essentially could pay itself a large dividend equaling that amount as soon as the transaction closed. Therefore, they claim that 3M effectively will have to come up with only $430 million of cash to accomplish the deal. This misses the mark. As the court stated in Dollar Thrifty, the relevant transaction value is “logically quantified as the amount of consideration flowing into [stockholders’] pockets—not the amount of money coming exclusively from

(52)                            Dollar Thrifty, 2010 WL 3503471, at *29.

[bidder and bidder] alone.”(53)  Plaintiffs essentially make the same argument as the stockholders in Dollar Thrifty: that because cash on the acquired company’s balance sheet would (in Dollar Thrifty) or could (according to Plaintiffs’ theory here) be paid out to stockholders, it should be excluded for purposes of calculating the break-up fee. Just as the court in Dollar Thrifty held that the cash used to pay the special dividend should be included for purposes of calculating the break-up fee there, I conclude that the cash on Cogent’s balance sheet should be included for purposes of evaluating the reasonableness of the Termination Fee in this case. Hence, I conclude that the Plaintiffs are not likely to succeed on their claim that the Board acted unreasonably in assenting to the Termination Fee of $28.3 million.

c.                                       Top-Up Option

The provision to which Plaintiffs devote the most significant amount of their advocacy is the Top-Up Option, which would allow Cogent, subject to certain conditions, to sell to 3M up to 139 million shares at the tender offer price of $10.50 for either cash or a promissory note payable in one year. In arguing that this provision is unreasonable, Plaintiffs first allege that the Board did not properly inform itself as to the effects such a provision would have.  Plaintiffs specifically allege that Defendants breached their statutory obligations under the Delaware General Corporation Law (“DGCL”) §§ 152, 153, and 157, which require boards to determine the consideration for the issuance of stock and to control and implement all aspects of the creation and issuance of an option.

(53)                            Id.

Plaintiffs allege that Defendants failed to make an informed judgment regarding whether to grant the option.  In support of this claim, Plaintiffs assert that neither the Cogent Board minutes nor the Recommendation Statement reflects any discussion of the Top-Up Option.

These allegations are refuted convincingly by the deposition of Defendant Bolger, in which he testified that the Board received legal advice regarding the Top-Up Option provisions and that he understood the general nature of its mechanics, including that: (1) it would make the transaction “a lot more straightforward”; (2) a majority of Cogent shares would have to be tendered before the option would be exercised; and (3) the option would not disadvantage the minority stockholders.(54) While some of the provisions of the Top-Up Option are more expansive than Bolger might have realized, he is correct, as discussed further infra, that the Board can prevent 3M from exercising the Top-Up Option if a majority of the shares are not tendered, and that in order for the Top-Up Option to allow for a short-form merger, a majority of the minority stockholders would have to tender. Thus, at the very least, Defendants have proffered credible evidence that they made a reasonable effort to be informed as to the mechanics of the Top-Up Option.

Plaintiffs next allege that the Top-Up Option would allow 3M to take control of the Company against the wishes of minority stockholders, even if a majority of shares are not tendered.(55)  I find this argument unpersuasive.  Top-up options have become

(54)                            Bolger Dep. at 96.

(55)                            POB 14.

commonplace in two-step tender offer deals.(56) Plaintiffs contend, however, that the Top-Up Option in question here is exceedingly broad and, as structured, might well result in minority stockholders being disenfranchised. While Plaintiffs appear to be correct that it technically might be possible for 3M to acquire the Company through the Top-Up Option without acquiring a majority of the shares in the tender offer, this argument depends on the occurrence of more than one highly unlikely event and is far too speculative to warrant injunctive relief.

Under the Merger Agreement, 3M theoretically is able to exercise the Top-Up Option if it acquires even a single share in the tender offer.(57) One condition required in the Minimum Tender Condition, however, is that a majority of shares outstanding be tendered to 3M.(58) As Plaintiffs note, 3M “expressly reserve[d] the right to waive any condition to the Offer,” but it cannot waive the Minimum Tender Condition “without the consent of the Company.”(59) In a further effort to advance their cause, Plaintiffs urge the Court to recognize that the Company’s Board might grant such a consent even though it would disenfranchise Cogent’s stockholders. Such a theory is far too speculative to take

(56)                            See, e.g., Am. Bar Ass’n Mergers & Acqs. Mkt. Subcomm., 2009 Strategic Buyer/Public Targets M&A Deal Points Study, at 106 (Sept. 10, 2009) (reporting that 94% of two-step tender offer cash deals involved a top-up option in 2007 compared to 67% in 2005/2006).

(57)                            Merger Agreement § 1.8(b).

(58)                            Id. Ex A(i).

(59)                            Id. § 1.1(a)(i).

seriously in the context of a preliminary injunction motion and is not sufficient to support interim relief in this case.

Another factor supporting my conclusion that this Top-Up Option is likely reasonable is the fact that, as a practical matter, for 3M to meet the 90% threshold necessary to effect a short-form merger, it effectively would have to acquire a majority of the minority outstanding shares.(60)  I therefore find it highly unlikely that minority stockholders will be disenfranchised as a result of the Top-Up Option.

(60)         There are currently approximately 90 million Cogent shares outstanding. Even if 3M exercised the Top-Up Option to acquire the entire allotment of 139 million shares, this would bring the total number of outstanding shares to 229 million. In order to obtain 90% of 229 million shares, 3M must acquire approximately 206 million shares. Hsieh owns approximately 35 million shares. This means that of the 90 million shares currently outstanding, 55 million shares are in the hands of minority stockholders. Assuming that 3M acquires the 139 million shares under the Top-Up Option and the 35 million that Hsieh owns, it would have 174 million shares. To get to 206 million shares, therefore, it still would have to acquire 32 million (or approximately 59%) of the 55 million shares in the hands of minority stockholders.

Plaintiffs also emphasize that there are no limits on when 3M can exercise the Top-Up Option and how often. Thus, according to Plaintiffs, 3M could acquire a bare majority of the shares in the tender offer and then partially exercise its rights under the option and increase its holdings to, for example, 68%.  In that case, Plaintiffs argue that the non-tendering Cogent stockholders would be disadvantaged in that they would not know 3M’s intentions or how best to protect their interests. Instead, they would be caught in a state of limbo waiting for 3M’s next move.  Defendants respond by noting that, if 3M succeeds in obtaining a majority of the Company’s shares in the tender offer, it will be bound contractually to proceed with a merger at the same price, either by way of a long form merger, which it would have the votes to approve, or a short form merger, assuming it has the necessary 90% of the shares. Again, I consider the theoretical harms Plaintiffs claim to fear too speculative and attenuated to support a conclusion that Plaintiffs are likely to succeed on the merits of their challenge to the reasonableness of the Top-Up Option.

Plaintiffs next allege that the Top-Up Option is, in effect, a sham transaction. They foresee a risk that the Company will issue shares one day and shortly thereafter effect a transaction that will cancel them, all for the purpose of inequitably freezing out minority stockholders. In that regard, Plaintiffs argue that the Top-Up Option allows 3M to gain control of Cogent through illusory consideration because under the Merger Agreement, 3M can pay for the top-up shares with a promissory note payable in a year (by which time 3M presumably would own the Company). Essentially, they argue, 3M is buying shares with a promise to pay itself, which is illusory.(61) Thus, Plaintiffs assert that there would be no consideration for the issuance of the top-up stock, and it, therefore, would be invalid.(62)

This argument, too, is not likely to succeed. DGCL § 157 leaves the judgment as to the sufficiency of consideration received for stock to the conclusive judgment of the directors, absent fraud.(63) As no fraud is alleged here, it suffices that the Board entered into the Merger Agreement “in consideration of the . . . representations, warranties, covenants and agreements set forth in this agreement.” Moreover, Plaintiffs’ argument regarding the illusory nature of the consideration to be paid upon the exercise of the Top-Up Option, likely in the form of a promissory note, is also weak. The Merger Agreement explicitly provides, for example, that the note is a recourse obligation against the parent

(61)         POB 20.

(62)         Id. at 21.

(63)         8 Del. C. § 157(b).

company, 3M, and its subsidiary, Ventura.(64)  Moreover, while it may be true that this obligation likely will be nullified if the two-step transaction closes, this does not change the fact that, giving due respect to the corporate form, when the note is issued, it will be a legally enforceable obligation owed by 3M and Ventura to Cogent.(65)

The last argument Plaintiffs make regarding the Top-Up Option is that the appraisal rights of Cogent stockholders will be adversely affected by the potential issuance of 139 million additional shares.  They claim that the value of current stockholder’s shares may be significantly reduced as a result of the dilutive effect of a substantial increase in shares outstanding and the “questionable value” of the promissory note.  Plaintiffs argue that the Top-Up Option will result in the issuance of numerous shares at less than their fair value. As a result, when the Company’s assets are valued in a subsequent appraisal proceeding following the execution of the Top-Up Option, the resulting valuation will be less than it would have been before the Option’s exercise. Plaintiffs admit that Defendants have attempted to mitigate any potential devaluation that might occur by agreeing, in § 2.2(c) of the Merger Agreement, that “the fair value of the Appraisal Shares shall be determined in accordance with DGCL § 262 without regard to the Top-Up Option, the Top-Up Option Shares or any promissory note delivered by the

(64)         Merger Agreement § 1.8(b) (“Any such promissory note shall be full recourse against Parent and Merger Sub . . . ..”).

(65)         See Shearin v. E.F. Hutton Gp., Inc., 652 A.2d 578, 590 n.13 (Del. Ch. 1994) (noting that this Court traditionally affords substantial respect to the corporate form under Delaware law) (citing Pauley Petroleum, Inc. v. Continental Oil, 231 A.2d 450 (Del. Ch. 1967), aff’d, 239 A.2d 629 (Del. 1968).

Merger Sub.”  Plaintiffs question, however, the ability of this provision to protect the stockholders because, they argue, a private contract cannot alter the statutory fair value or limit what the Court of Chancery can consider in an appraisal.(66) Because DGCL § 262’s fair value standard requires that appraisal be based on all relevant factors, Plaintiffs contend the Merger Agreement cannot preclude a court from taking into account the total number of outstanding shares, including those distributed upon the exercise of the Top-Up Option.  In addition, they argue that even if the parties contractually could provide such protection to the stockholders, § 2.2 of the Merger Agreement fails to accomplish that purpose because the Merger Agreement does not designate stockholders as third-party beneficiaries with enforceable rights.

While the issue of whether DGCL § 262 allows merger parties to define the conditions under which appraisal will take place has not been decided conclusively, there are indications from the Court of Chancery that it is permissible.(67) The analysis in the cited decisions indicates there is a strong argument in favor of the parties’ ability to stipulate to certain conditions under which an appraisal will be conducted—certainly to the extent that it would benefit dissenting stockholders and not be inconsistent with the purpose of the statute. In this case, I find that § 2.2(c) of the Merger Agreement, which states that “the fair value of the Appraisal Shares shall be determined in accordance with

(66)         PRB 7-9.

(67)         See In re ICX Tech., Inc. S’holder Litig., C.A. No. 5769-VCL, D.I. 24, Tr. at 6-8 (citing Gholl v. eMachines, 2004 WL 2847865 (Del. Ch. Nov. 24, 2004) and In re Sunbelt Beverage Corp. S’holders Litig., 2010 WL 26539 (Del. Ch. Jan. 5, 2010)).

Section 262 without regard to the Top-Up Option . . . or any promissory note,” is sufficient to overcome Plaintiffs’ professed concerns about protecting the Company’s stockholders from the potential dilutive effects of the Top-Up Option.  Accordingly, I find that Plaintiffs have not shown that they are likely to succeed on the merits of their claims based on the Top-Up Option.

d.             Retention agreements and bonuses

Plaintiffs also allege that two agreements executed in conjunction with the transaction compound the preclusive nature of the Merger Agreement. First, they make the conclusory argument that the retention agreements are unreasonable because they require the affected employees to remain with the Company if the tender offer is successful.  But, such agreements are not unusual in mergers and acquisitions.  Apart from their own conclusory allegations, Plaintiffs have adduced no facts supporting the proposition that these retention agreements somehow discourage potential bidders, either alone or in combination with the other arguably preclusive provisions.  Lastly, as discussed supra, the possible payment to be made to Hsieh under the retention agreement pales in comparison to what he would stand to gain if Company D’s tentative offer ever came to fruition. Therefore, I find this aspect of Plaintiffs’ argument to be specious.

e.             Voting and Tender Agreement

Finally, Plaintiffs challenge as preclusive the V&T Agreement 3M entered into with Hsieh, who owns approximately 38.88% of the Cogent shares outstanding. They argue that lock-up agreements are invalid if they effectively end an auction process to the detriment of a Company’s stockholders. The V&T Agreement, Plaintiffs argue, requires

Hsieh either to (1) tender his shares, (2) vote in favor of the merger, or (3) allow 3M to purchase his shares for $10.50 each. As a result, Plaintiffs assert that no other potential acquirer is likely to make an offer because “practically speaking, the occurrence of a corporate transaction is unlikely absent [Hsieh’s] support,”(68) and he is required by contract either to support the Proposed Transaction or to sell his shares to 3M. Thus, Plaintiffs claim that the V&T Agreement effectively short-circuits the auction process and makes the 3M transaction almost certain to succeed.

A major weakness in Plaintiffs’ argument is the fact that Hsieh’s interests are aligned with those of the stockholders as a whole in terms of securing the best available price for his shares. Furthermore, § 9 of the V&T Agreement causes Hsieh’s obligations to tender his shares to terminate in the event that Cogent’s Board decides to pursue another offer.(69) Therefore, the V&T Agreement poses little threat of short-circuiting a live auction process: if another bidder makes a Superior Proposal, presumably the Cogent Board will pursue it and Hsieh’s obligations under the V&T Agreement will terminate. Accordingly, I find that the V&T Agreement is not unreasonably preclusive.

f.                 Is the cumulative effect of all the deal protections unreasonably preclusive?

Having concluded that none of the above-mentioned provisions are unreasonable or preclusive, I also must consider their cumulative effect. Having carefully reviewed the record, I am not persuaded that, collectively, the Merger Agreement’s provisions

(68)         POB 32.

(69)         Fay Aff. Ex. 3 § 9.

unreasonably inhibit another bidder from making a Superior Proposal.  For example, based on the considerations discussed supra, if someone were to make a firm offer of $11.00 today, there is no reason to believe the Cogent Board would not consider it. First, such an offer presumably would trigger the fiduciary out clause of the no-shop provision, allowing the Board to consider the offer and to share information with the offeror. Second, while it is true that 3M would be able to match such an offer, this would not preclude an offer from being made. Third, it is unlikely that the Termination Fee would inhibit a buyer willing to pay as much as $11.00 per share.  Fourth, if a higher bid emerged, the Company’s stockholders presumably would not tender their shares and the Board would not waive the provision restricting 3M’s ability to waive the Minimum Tender Condition.  Therefore, it is unlikely that the Top-Up Option would even be implicated. Fifth, a competing bidder probably would view the retention agreements and bonuses as immaterial in the context of the overall negotiations and transaction. Lastly, if the Board decided to pursue such a Superior Proposal, the lock-up provisions of the V&T Agreement would terminate, allowing Hsieh to back a more favorable deal. Therefore, when viewed in the aggregate, these provisions are unlikely to deter a bidder from making a Superior Proposal. Accordingly, I find that Plaintiffs are unlikely to succeed in proving that the deal protections contained in the Merger Agreement are unreasonable.

3.             Alleged breaches of the fiduciary duty of disclosure

a.             Applicable standards

“Directors of a Delaware corporation are under a fiduciary duty to disclose fully and fairly all material information within the board’s control when it seeks shareholder action.”(70) This duty attaches to 14D-9 statements and other disclosures in contemplation of a forthcoming tender offer.(71)  The Delaware Supreme Court has stated that the essential inquiry in analyzing a disclosure claim is whether the alleged omission or misrepresentation is material.(72)  The objective definition of materiality employed by Delaware courts is adopted from the United States Supreme Court’s decision in TSC Industries v. Northway, Inc.,(73) which states, in pertinent part:

An omitted fact is material if there is a substantial likelihood that a reasonable shareholder would consider it important in deciding how to vote. . . . It does not require proof of a substantial likelihood that disclosure of the omitted fact would have caused a reasonable investor to change his vote. What the standard does contemplate is a showing of a substantial likelihood that, under all the circumstances, the omitted fact would have assumed actual significance in the deliberations of the reasonable shareholder. Put another way, there must be a substantial likelihood that the disclosure of the omitted fact would have been viewed by the reasonable investor as having significantly altered the “total mix” of information made available.(74)

(70)         E.g., Arnold v. Soc’y for Sav. Bancorp, Inc., 650 A.2d 1270, 1277 (Del. 1994); Globis P’rs, L.P. v. Plumtree Software, Inc., 2007 WL 4292024, at *10 (Del. Ch. Nov. 30, 2007).

(71)         See Arnold, 650 A.2d at 1277.

(72)         See id.

(73)         TSC Indus. v. Northway, Inc., 426 U.S. 438, 449 (1976).

(74)         Arnold, 650 A.2d at 1277 (citing TSC Indus., 426 U.S. at 449); see also Next Level Commc’ns, Inc. v. Motorola, Inc., 834 A.2d 828, 848 (Del. Ch. 2003).

Directors do not need to disclose, however, all information about a particular subject, or even information that is simply helpful if it does not meet the above standard.(75) Furthermore, because the standard requires full disclosure of all material facts, courts should assess the qualitative importance of each particular disclosure item at issue.(76) Finally, materiality is to be assessed from the viewpoint of the “reasonable” stockholder, not from a director’s subjective perspective.(77)

Plaintiffs argue that the Individual Defendants breached their fiduciary duties of disclosure with regard to three categories of material omissions in Cogent’s Recommendation Statement. The categories relate to the Top-Up Option, Credit Suisse’s financial analyses, and the sales process. I address each category in turn.

b.             Disclosures relating to the Top-Up Option

Plaintiffs first allege that there are material omissions in the discussion of the Top-Up Option and other defensive devices in the Recommendation Statement. Specifically, they argue that the Recommendation Statement fails to disclose the number of shares covered by the Option, the total cost of those shares if it is exercised, and the amount of the Promissory Note.

After review, I find that the Company has met its disclosure burden regarding the Top-Up Option. First, the information relating to how many shares are covered by the

(75)         See, e.g., Globis P’rs, L.P., 2007 WL 4292024, at *10; In re MONY Gp. Inc. S’holder Litig., 852 A.2d 9, 24-25 (Del. Ch. 2004).

(76)         See Arnold, 650 A.2d at 1277.

(77)         Id.

Option is available in publicly filed documents. Furthermore, Plaintiffs have made no showing that a reasonable stockholder would consider this information to be material in deciding whether to tender. The other two pieces of information requested by Plaintiffs cannot be disclosed at this time because they do not exist yet.  The Company cannot know what the total cost of the shares purchased under exercise of the Top-Up Option will be or the amount of any prospective Promissory Note until the Option is exercised.

c.             Material omissions regarding Credit Suisse’s financial analyses

Plaintiffs complain that the Recommendation Statement failed to include a number of items that were relied upon by Credit Suisse in advising Cogent’s Board. They first take issue with the information provided regarding the companies that Credit Suisse used in its Discounted Cash Flow (“DCF”) Analysis.  Specifically, they argue that the amended 14D-9 fails to disclose the other factors Credit Suisse considered in selecting the Terminal NTM EBITDA multiple range for Cogent of 5.5x to 7.5x that it used in its DCF Analysis.(78) Second, Plaintiffs argue that the premiums analysis calculation relating to the Selected Transaction Analysis is material, because Defendants relied on it.(79) Lastly, Plaintiffs argue that the Recommendation Statement fails adequately to detail why Credit Suisse’s analysis and conclusions deviate from its calculations in the Banker Book.(80)

(78)         PRB 20.

(79)         Id.

(80)         Id.

The importance of investment bankers’ analyses in a 14D-9 is undisputed. When stockholders are given an opportunity to choose to tender their shares for a price certain, these financial analyses assist them in determining whether the price is reasonable and fair or whether they should reject the offer and pursue appraisal or other options. Moreover, it is not just the investment bankers’ bottom-line conclusion, but their valuation analyses that provide real informative value to stockholders.(81)  Whether a particular piece of an investment bank’s analysis needs to be disclosed, however, depends on whether it is material, on the one hand, or immaterial minutia, on the other. Thus, stockholders are entitled to a fair summary of the substantive work performed by the investment bankers upon whose advice their board relied in reaching their recommendation as to a tender offer.(82)

Cogent has disclosed a plethora of facts relating to Credit Suisse’s analysis. The Company has given detailed information regarding Credit Suisse’s DCF, Selected Public Companies, and Selected Transaction Analyses. Moreover, the Company has provided the stockholders, through the Recommendation Statement, with many of the raw inputs, including a wide variety of multiples, discount rates, and dates.  While it is always possible to request just one more piece of information, when viewing the Recommendation Statement as a whole, I am satisfied that the Company has provided

(81)         See In re Pure Res., Inc., S’holders Litig., 808 A.2d 421, 449 (Del. Ch. 2002).

(82)         See, e.g., In re MONY Gp. Inc. S’holder Litig., 852 A.2d 9, 24-25 (Del. Ch. 2004); In re Pure Res., 808 A.2d at 449.

more than a fair summary of Credit Suisse’s analysis. Moreover, given the level of detail already provided, I find it unlikely that the information requested by Plaintiffs would “significantly alter[ ] the ‘total mix’ of information made available” to Cogent stockholders.(83)  Therefore, Plaintiffs’ claim that the Company has omitted material information regarding Credit Suisse’s analyses is without merit.

d.             Material omissions related to the sales process

Finally, Plaintiffs allege that the Recommendation Statement was incomplete because it failed adequately to describe the process by which the Board decided to approve the Merger Agreement.  Specifically, they criticize the failure to include the reasons why the Company entered into the transaction with 3M despite Company D’s higher offer.(84)  Plaintiffs also claim that the amended 14D-9 did not remedy the deficiencies cited in the Complaint because it is not enough merely to disclose that the Board perceived antitrust risks with Company D’s offer, but rather that Defendants must give a “full and fair summary” of those risks.(85)  Moreover, they argue that the Recommendation Statement failed to disclose all of the Cogent employees who would receive retention agreements in conjunction with the tender offer.

(83)         See In re MONY, 852 A.2d at 24-25 (citing Rosenblatt v. Getty Oil Co., 493 A.2d 929, 944 (Del. 1985) (quoting TSC Indus. v. Northway, Inc., 426 U.S. 438, 449 (1976))).

(84)         POB 44.

(85)         PRB 17-18.

Defendants counter that the Recommendation Statement adequately disclosed the risks inherent in pursuing Company D’s uncertain proposal.  In their view, it was sufficient to highlight generally both the antitrust and contingency risks attendant in closing such a deal, if it materialized.

While directors must give stockholders an accurate, full, and fair characterization of the events leading up to a board’s decision to recommend a tender offer, Delaware law does not require a play-by-play description of every consideration or action taken by a Board, especially when such information would tend to confuse stockholders or inundate them with an overload of information.(86) With this standard in mind, I find that Cogent has satisfied its fiduciary duty to disclose all material facts regarding the sales process leading up to the 3M deal.  First, Cogent’s description of the sales process in its Recommendation Statement, spanning eight pages, provides a breadth of information about the chronology of the Board’s actions vis à vis different potential suitors.(87) Moreover, in addition to describing the reasons Cogent considered the 3M deal attractive, the Recommendation Statement provides specific reasons why the Board decided to accept the offer from 3M rather than await a more definite offer from Company D. The Board mentioned the following factors as contributing to its conclusion that Company D’s expression of interest at $11.00 to $12.00 per share was too risky in comparison to 3M’s offer: (1) Company D’s questionable level of interest in acquiring Cogent; (2) the

(86)         See In re MONY, 852 A.2d at 24-25.

(87)         Recommendation Statement at 9-16.

fact that Company D had expressed interest in pursuing a strategic transaction for Cogent for over a year but had not completed its due diligence investigation; (3) Company D had not delivered a definitive proposal; (4) Company D had not addressed sufficiently the regulatory risks of a merger with Cogent; and (5) Company D’s failure to move quickly when it was apprised that Cogent had received a definitive and time-sensitive offer from another bidder.(88) Based on the breadth and depth of these disclosures, it is unlikely that the inclusion of more detail about the reasons for accepting 3M’s offer, as opposed to waiting for Company D to complete its due diligence, would have altered the total mix of information a reasonable stockholder would consider in determining whether to tender his shares.

Similarly, I find that Cogent sufficiently disclosed the regulatory risks associated with potential antitrust issues regarding a deal with Company D.  Cogent disclosed multiple times in its original Recommendation Statement that the Board discussed these risks in determining to accept the 3M offer over Company D.(89)  It also provided additional references to these considerations in its amended 14D-9.(90) Given the number and magnitude of the other reasons cited by Cogent as to why Company D did not present a favorable option, additional details about the specifics of such regulatory issues would

(88)         Id. at 17.

(89)         Id. at 15, 17.

(90)         See Bennett Supp. Aff. Ex. 1, Recommendation Statement Amendment, at 6-8, Items 4(b) and 4(c).

not assume actual significance in the deliberations of the reasonable stockholder. Nor do I accept Plaintiffs’ characterization of such regulatory considerations as a “makeweight” or pretextual excuse by the Board to reject Company D’s nonbinding offer in August 2010.  The need for potential regulatory approvals relating to antitrust considerations presents a legitimate risk factor for the Board to consider in determining whether a proposed transaction would maximize stockholder value. If regulatory approval is denied or drawn out in a costly delay, then a higher bid price does not necessarily mean a greater return for stockholders.(91)

Finally, I reject Plaintiffs’ position that the Recommendation Statement failed to disclose the complete list of Cogent employees who would receive retention agreements from 3M as part of the deal.  Once a merger party partially discloses some aspect of events leading up to a merger or tender offer, it has an obligation to provide stockholders with an accurate, full, and fair characterization of those historical events.(92)  Cogent

(91)         I also reject Plaintiffs’ argument that Defendants are using the attorney-client privilege or attorney work product immunity as both a sword and a shield. Defendants do not cite regulatory considerations as a defense, but rather as a fact that the Board relied upon in making its decision.  Moreover, the fact that a majority of the privilege log entries regarding this issue relate to communications in late August after Company D had submitted its nonbinding offer does not, as Plaintiffs contend, show that regulatory concerns were contrived as a last minute excuse to forego the Company D deal. It is reasonable to infer from the evidence that the Board had increased communications with its attorneys about potential regulatory issues after the Board received an indication of interest from a direct competitor of Cogent.  Without more from Plaintiffs, I cannot conclude that Defendants are precluded from arguing the Board properly considered regulatory issues in determining that the 3M deal was superior.

(92)         Arnold v. Soc’y for Sav. Bancorp, Inc., 650 A.2d 1270, 1280 (Del. 1994).

clearly satisfied this requirement, however, when it updated its Recommendation Statement with the full list requested by Plaintiffs.(93)

C.            Irreparable Harm

This Court has long afforded significant respect to the stockholder’s ability to make business decisions through an informed, disinterested vote, whether through the corporate franchise or a tender of her shares.(94) As such, this Court is reluctant to frustrate the stockholder’s intent through the issuance of a preliminary injunction to prevent a tender offer from going forward.(95) Indeed, a preliminary injunction is an extraordinary remedy that should not be issued in the absence of a clear showing of imminent irreparable harm to the plaintiff.(96)

To make such a showing, a plaintiff must demonstrate harm for which he has no adequate remedy at law and that a refusal to issue an injunction would be a denial of justice.(97) The alleged harm must be imminent and genuine, as opposed to speculative.(98)

(93)         Fay Aff. Ex. 2, Second Amendment to the Recommendation Statement (Sept. 24, 2010), at 3, 5.

(94)         In re Netsmart Techs., Inc. S’holders Litig., 924 A.2d 171, 207 (Del. Ch. 2007) (“Delaware corporate law strives to give effect to business decisions approved by properly motivated directors and by informed, disinterested stockholders.”).

(95)         See In re Pure Res., Inc., S’holders Litig., 808 A.2d 421, 452 (Del. Ch. 2002).

(96)         See Baxter Pharm. Prods., Inc. v. ESI Lederle Inc., 1999 WL 160148, at *4 (Del. Ch. Mar. 11, 1999) (noting that a preliminary injunction should be issued only with the full conviction on the part of the court of its urgent necessity).

(97)         See Aquila, Inc. v. Quanta Servs., Inc., 805 A.2d 196, 208 (Del. Ch. 2002).

(98)         See id.

This Court has found a threat of irreparable harm “in cases where an after-the-fact attempt to quantify damages would ‘involve [a] costly exercise[  ] in imprecision’ and would not provide full, fair, and complete relief for the alleged wrong.”(99)

Plaintiffs first argue that they face irreparable harm from the Board’s breach of its fiduciary duty of disclosure to provide all material information in its control when it issued its 14D-9.(100)  It is well settled under Delaware law that irreparable harm is threatened when a stockholder might have to make a tender decision on the basis of materially misleading or inadequate information.(101)  This is so because a post-hoc evaluation of a plaintiff’s disclosure claim necessarily will require a court to speculate about the effect that certain deficiencies may have had on a stockholder vote, resulting in an award of a less-than-certain amount of money damages.(102)  The issuance of a preliminary injunction, even for short duration to allow for corrective disclosures to be made, has the advantage of obviating the need to engage in such after-the-fact guesswork while still allowing the transaction to proceed.(103)

The importance of proxy disclosures in the context of a tender offer cannot be overstated.  Plaintiffs’ disclosure violation claims focused on alleged omissions in

(99)         N.K.S. Distribs., Inc. v. Tigani, 2010 WL 2367669, at *5 (Del. Ch. June 7, 2010).

(100)       POB 36, 46.

(101)       See, e.g., In re Netsmart, 924 A.2d at 210; ODS Techs., Inc. v. Marshall, 832 A.2d 1254, 1262 (Del. Ch. 2003); In re Pure Res., 808 A.2d at 452.

(102)       See In re Staples, Inc. S’holders Litig., 792 A.2d 934, 960 (Del. Ch. 2001).

(103)       In re Pure Res., 808 A.2d at 452.

Cogent’s Recommendation Statement regarding the Top-Up Option and other deal protection devices, Credit Suisse’s financial analyses, and the sales process leading up to the Cogent Board’s approval of the 3M merger on August 29, 2010.(104) In the context of a tender offer, the latter information about the decisions made and actions taken or not taken by the Cogent Board is highly material because Cogent stockholders, unlike key management who will be retained by 3M, are being asked to give up the possibility of future gains from Cogent’s on-going operations in exchange for an immediate cash payment.(105)

Defendants do not dispute any of the foregoing legal principles and argue, instead, that the information Plaintiffs seek in yet another round of amendments to the 14D-9 would be immaterial and cumulative.  As discussed supra Part II.B.3, I agree with Defendants. Considering the absence of any breaches of the Board’s fiduciary duty of disclosure, I find that Plaintiffs face no imminent threat of irreparable harm resulting from alleged insufficient or misleading disclosures in Cogent’s 14D-9.(106)

Plaintiffs next claim that violations of the Board’s Revlon duties, including but not limited to the use of allegedly unreasonable deal protection devices, threaten irreparable

(104)       See supra Part II.B.3; PRB 17-21.

(105)       See In re Netsmart, 924 A.2d at 209.

(106)       See Matador Capital Mgmt. Corp. v. BRC Hldgs., Inc., 729 A.2d 280, 293-94 (Del. Ch. 1998) (“Delaware law is clear that a court will not deprive shareholders of the opportunity to receive a premium on their shares [in the context of a tender offer] without some showing of a fiduciary or disclosure violation.”).

harm because Cogent stockholders will forever be deprived of the right to obtain the best price reasonably available for their shares.(107)  They reject Cogent’s characterization of Company D as a suitor “involved in the auction process, but [who] failed to timely submit an attractive and appropriately definitive bid, despite repeated requests to solicit its action.”(108) Pointing to Company D’s nonbinding letter of intent of August 17, 2010, Plaintiffs argue that Cogent ignored the fact that there was another bidder who made a superior offer. They also dismiss as disingenuous Cogent’s claim that it is still open to Company D making a superior offer when Cogent “thwarted [Company D’s] efforts to complete its due diligence by refusing requests for in-person meetings and shutting down the data room.”(109)

Stockholders, in certain situations, face a threat of irreparable harm when a seller’s board breaches its Revlon duties by failing to adequately shop the company in advance of recommending that stockholders tender their shares to a chosen bidder.(110)  This is because after-the-fact inquiries into what might have been had directors adequately tested the market necessarily involve speculation and guesswork.(111)

(107)       POB 46; PRB 23-24.

(108)       See PRB 23; see also DAB 48.

(109)       PRB 23.

(110)       See In re Netsmart, 924 A.2d at 207.

(111)       See id.

As I previously found supra Part II.B.1 and 2, Plaintiffs failed to show a likelihood of success on the merits of their claim that Cogent’s Board breached their Revlon duties. Yet, even if Plaintiffs’ Revlon claim were stronger, I still would deny their request for injunctive relief on that ground because they have not established that allowing 3M’s tender offer at $10.50 per share to go forward would cause irreparable harm to Cogent stockholders.(112)

When considering whether stockholders face irreparable harm arising from alleged Revlon duty violations, a court should consider the context in which a tender offer is set to take place. At one end of the spectrum, a selling Board’s impermissible favoritism of one bidder where other bidders have come forward with superior offers presents a potentially stark threat of harm to the seller’s stockholders. In this context, the Court is more likely to issue a preliminary injunction because enjoining the Board’s chosen, but lower offer has the effect of ensuring a fair auction in which the most attractive bid presumably will prevail, at comparatively little risk that the seller’s stockholders will lose the opportunity to achieve a sale premium from some bidder.(113) At the other end of the spectrum, where a selling Board’s alleged Revlon violations occur in the absence of another viable bid, this Court often finds injunctive relief to be inappropriate because it would be imprudent to terminate the only deal available, when the stockholders can make

(112)       See Matador Capital Mgmt., 729 A.2d at 293-94.

(113)       See In re Netsmart Techs., 924 A.2d at 208 (“In cases where the refusal to grant an injunction presents the possibility that a higher, pending, rival offer might go away forever, our courts have found a possibility of irreparable harm.”).

that decision for themselves.(114)  In the latter context, when a better offer is not immediately available, this Court “has been appropriately modest about playing games with other people’s money.”(115)

This case does not fit precisely at either end of the spectrum, but it is closer to the situation where there is not a viable alternative bid. After thoroughly exploring strategic transactions, engaging two financial advisors to shop the Company, entering into nondisclosure agreements with five parties, and providing due diligence to three such parties, Cogent had narrowed down the list of potential suitors to just four, including Company D. By the end of summer 2010, two of those suitors had dropped out and the field had shrunk to 3M and Company D, both of whom had demonstrated interest in acquiring Cogent since 2009. On July 2, 2010 and again on July 29, 3M made an offer to purchase the Company for $10.50 per share.  On August 17, Company D submitted a preliminary nonbinding letter of intent to acquire Cogent for between $11.00 and $12.00 per share.

While Company D’s letter of intent offered materially more than 3M’s $10.50 per share, a seller’s Board is not limited to considering just the price of a potentially superior, but less definite offer.(116)  In evaluating an offer, a board may weigh the price offered

(114)       See id.

(115)       See id.

(116)       See In re Lear Corp. S’holder Litig., 926 A.2d 94, 118-19 (Del. Ch. 2007).

against the risk that the deal will not close. As such, the Cogent Board properly could assess the risk that a deal with Company D would not come to fruition.(117)

Indeed, the Board had good reason to think that there was a substantial risk that a definitive deal with Company D would not materialize.  The parties had discussed a merger on and off for the better part of two years, with Company D breaking off discussions on several occasions and continuing to insist on completing its due diligence. Moreover, as Cogent’s competitor, Company D also faced regulatory and antitrust hurdles in consummating a merger. In addition, Cogent’s attempt to schedule a face-to-face meeting with Company D’s Executive Vice President, who was also a director, after Company D had been alerted by Goldman that 3M had made a definitive proposal, went unanswered.

Most importantly, Company D never submitted a definitive offer; at the time the Board received 3M’s message that it would withdraw its formal offer by 5 p.m. on August 20, 2010, Company D had submitted only a non-binding letter of intent embodying an offer contingent on satisfactory due diligence. Nor did Company D ever submit anything more definite thereafter. Moreover, in July, 2010, one of Cogent’s other potential suitors, Company B, had dropped out of the running, citing the results of its due diligence as a reason.

Based on the facts and circumstances surrounding the negotiations for Cogent and Company D’s contingent expression of intent, I conclude that Plaintiffs have not proven

(117)       See id. at 119.

the existence of a sufficiently viable and definite competitive bid by Company D to support a finding that the Cogent stockholders are likely to suffer irreparable harm, if the 3M tender offer proceeds. Accordingly, I am not inclined to deprive the stockholders of the opportunity to decide for themselves whether to tender their shares and realize the attendant premium.

Finally, I note that Cogent stockholders who feel that the terms of the tender offer are lacking are not without recourse in the absence of injunctive relief. Fully informed stockholders may voluntarily choose not to tender their shares and instead seek appraisal under DGCL § 262.(118) As long as the stockholders’ decision is informed, as I have found is likely here, the choice whether to tender will be voluntary and cannot in any legally meaningful sense be said to threaten irreparable harm.(119)

Thus, I hold that Plaintiffs have failed to carry their burden to show they face a threat of irreparable harm in the absence of preliminary injunctive relief.

D.            Balance of the Equities

In addition to considering the relevant showings of a reasonable likelihood of success on the merits and an imminent threat of irreparable harm, a court will not issue a

(118)       8 Del. C. § 262; see also Lear, 926 A.2d at 123.

(119)       See, e.g., La. Mun. Police Empls. Ret. Sys. v. Crawford, 918 A.2d 1172, 1192 (Del. Ch. 2007) (“So long as appraisal rights remain available, shareholders fully apprised of all relevant facts may protect themselves. They need no further intervention from this Court.”); McMillan v. Intercargo Corp., 1999 WL 288128, at *4 (Del. Ch. May 3, 1999); Yanow v. Scientific Leasing, Inc., 1988 WL 8772, at *1284 (Del. Ch. Feb. 5, 1988).

preliminary injunction unless the plaintiff proves that “this Court’s failure to grant the injunction will cause [that party] greater harm than granting the injunction will cause [the other party].”(120) Thus, I must engage in a pragmatic balancing of the equities, for which I have considerable discretion, based on the facts of this case.(121)

While Company D demonstrated an interest in acquiring Cogent, it has not sought to date to formalize its conditional, nonbinding offer.  Moreover, Plaintiffs have not offered any other basis for balancing the equities in their favor. What is clear is that, after careful consideration of the Proposed Transaction, the Board has recommended to its fully informed stockholders a tender offer at $10.50 per share from 3M with no other definitive bids having been made.  Given these facts, I find that “entry of an order precluding effectuation of the tender offer would appear at this time to be at least as likely to injure the economic interests of the Plaintiffs as to protect or enhance those interests. In these circumstances, a preliminary injunction is not warranted.”(122)

(120)       See, e.g., N.K.S. Distribs., Inc. v. Tigani, 2010 WL 2367669, at *5 (Del. Ch. June 7, 2010); Braunschweiger v. Am. Home Shield Corp., 1989 WL 128571, at *1008 (Del. Ch. Oct. 26, 1989).

(121)       In re Holly Farms Corp. S’holders Litig., 564 A.2d 342, 348 (Del. Ch. 1989).

(122)       Braunschweiger, 1989 WL 128571, at *1009; see also In re Dollar Thrifty S’holder Litig., 2010 WL 3503471, at *33 (Del. Ch. Sept. 8, 2010).

III.           CONCLUSION

For the reasons stated, I deny Plaintiffs’ motion for a preliminary injunction.(123)

IT IS SO ORDERED.

(123)       In ruling on Plaintiffs’ motion for a preliminary injunction, I have considered the testimony of Plaintiffs’ expert, David N. Fuller.  Defendants moved to strike Fuller’s testimony to the extent he purports to opine on materiality and disclosure issues on the ground that he is not qualified to proffer an opinion on those topics and that his opinions reflect inadmissible legal conclusions. Given the disposition of the motion for a preliminary injunction, I need not address the motion to strike. Several of Fuller’s opinions purport to identify material nondisclosures or omissions and to state what must be disclosed.  In that sense, I agree with Defendants that Fuller’s opinions reflect inadmissible legal conclusions and should be stricken. See D.R.E. 702; Daubert v. Merrill Dow Pharms., Inc., 509 U.S. 579 (1993).